The Nasdaq Stock Market, Inc.
Listing Qualifications
9600 Blackwell Road
Rockville, MD 20850
United States of America

D **+852 3656 6054**
E **nathan.powell@ogier.com**

Reference: NMP/JTC/503724.00001

5 September 2025

Dear Sirs

We act as Cayman Islands counsel to Ming Shing Group Holdings Limited, an exempted company incorporated in the Cayman Islands (the **Company**).

The Company has advised us that it intends to follow its Cayman Islands practices in lieu of the following Nasdaq Stock Market LLC Rules (the **Rules**):

(i) Rule 5635(a) requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

(a) the issuance (including potential issuance under earn-outs or convertible/exercisable securities, other than a public offering for cash) would equal 20% or more of the outstanding common stock or voting power before the issuance; or

(b) any director, officer, or substantial shareholder (5% or more individually, or 10% collectively) of the company has a significant direct/indirect interest in the target or consideration to be paid, and the issuance could increase the company's outstanding common stock or voting power by 5% or more;

(ii) Rule 5635(b) requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company;

(iii) Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans;

Ogier
Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws

Floor 11 Central Tower
28 Queen's Road Central
Central
Hong Kong

T +852 3656 6000
F +852 3656 6001
ogier.com

(iv) Rule 5635(d) requires a Nasdaq-listed company to obtain shareholder approval prior to a 20% Issuance at a price that is less than the Minimum Price other than a public offering. For the purposes of Rule 5635(d), (A) "Minimum Price" means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; (B) "20% Issuance" means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance; and

(v) Rule 5620(a) requires a Nasdaq-listed company to hold an annual general meeting no later than one year after the end of the fiscal year-end.

Under Cayman Islands law, the Company's practice of following the provisions of the laws of the Cayman Islands in lieu of the above Rules is not prohibited under any statutory legal provision of the Cayman Islands, unless it is otherwise specified in the Company's memorandum and articles of association. Based upon our review of the second amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on 29 July 2024 (the **Memorandum and Articles**), there is no requirement under the Memorandum and Articles requiring the Company to comply with the aforesaid requirement.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the NASDAQ Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the NASDAQ Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

[Signature page to follow]

Yours faithfully

Ogier